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                                                                 Exhibit 8(bbbb)

December 31, 2008

Janus Adviser Series
151 Detroit Street
Denver, Colorado 80206

Ladies and Gentlemen:

As you know, Section 5 of our Investment Advisory Agreement dated December 31, 2008, provides for compensation payable to Janus Capital Management LLC ("JCM") with respect to Janus Adviser Perkins Large Cap Value Fund (the "Fund"). This letter is to inform you that JCM will waive a portion of its fee from the date the Fund commences operations until December 1, 2009, under the following conditions:

     In the event the operating expenses allocated to any class of the Fund, including the amount payable to JCM pursuant to Section 5 of the Investment Advisory Agreement, for any fiscal year ending on a date on which this Agreement is in effect, exceed 1.00% of average daily net assets, JCM shall reduce its fee payable with respect to the Fund by the extent of such excess, and/or shall reimburse the Fund (or class as applicable) by the amount of such excess; provided, however, there shall be excluded from such expenses the fees payable by Class A Shares, Class C Shares and Class S Shares of the Fund pursuant to a Rule 12b-1 Plan, the administrative services fee payable by Class S Shares of the Fund pursuant to the Transfer Agency Agreement, as well as the amount of any items not normally considered operating expenses such as interest, dividends, taxes, brokerage commissions and extraordinary expenses (including, but not limited to, legal claims and liabilities and litigation costs, acquired fund fees and expenses and any indemnification related thereto) paid or payable by the Fund. Operating expenses shall be calculated net of balance credits and similar offset arrangements (excluding any directed brokerage arrangements). Whenever the expenses allocated to any class of the Fund exceed a pro rata portion of the applicable annual expense limitations, the estimated amount of reimbursement under such limitations shall be offset against the monthly payment of the fee due to JCM and/or by JCM to the Fund (or applicable class). The waiver or reimbursement shall be allocated to each class of the Fund in the same manner as the underlying expenses or fees were allocated.

This waiver/reimbursement will continue in effect until December 1, 2009, unless extended. This waiver/reimbursement is applicable only to the Fund and shall not be applicable to any other series of Janus Adviser Series, whether now existing or hereafter created.

JANUS CAPITAL MANAGEMENT LLC              JANUS ADVISER SERIES


By: /s/ Gregory A. Frost                  By: /s/ Stephanie Grauerholz-Lofton
    ---------------------------------     --------------------------------------
    Gregory A. Frost                      Stephanie Grauerholz-Lofton,
    Chief Financial Officer and           Vice President and Secretary
    Executive Vice President